B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarters ended March 31, 2012 and 2011
(All tabular amounts are expressed in United States dollars, unless otherwise stated)

          This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 11, 2012 and contains certain “Forward-Looking Statements” within the meaning of the Canadian Securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

          The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2012 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2011. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

     B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with mining operations in Nicaragua, exploration and development projects in Namibia and Colombia and a portfolio of exploration assets in Colombia, Namibia, Nicaragua and Uruguay. Currently, the Company is operating the Libertad gold mine and the Limon gold mine in Nicaragua. The Company has a 92% interest in the Ojtikoto gold project in Namibia, a 49% interest in the Gramalote property in Colombia and an 80% interest in the Cebollati property in Uruguay, and owns or has an interest in the Bellavista property in Costa Rica and the Quebradona property in Colombia. The Company also has options to earn an interest in two joint ventures in Nicaragua with Calibre Mining Corp. (“Calibre”) and Radius Gold Inc. (“Radius”), respectively.

          Subsequent to March 31, 2012, on April 9, 2012, the Company and Radius announced that the two companies have entered into a binding letter agreement pursuant to which the Company has agreed, among other things, to acquire a 100% interest in the Trebol and El Pavon gold properties in Nicaragua (see “Investing activities, Radius Joint Venture” section).

          Subsequent to March 31, 2012, on May 2, 2012, the Company acquired 20 million units (the “Units”) of Calibre at a price of $0.25 per Unit pursuant to a subscription agreement between the parties. Each Unit is comprised of one common share of Calibre and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of Calibre at a price of $0.50 per share for a period of twelve months from the date of issuance. Upon completion of this acquisition, the Company owned 20 million common shares, representing approximately 10.6% of the issued and outstanding common shares of Calibre. Assuming full exercise of the Company’s 10 million warrants, the Company would own 30 million common shares, representing approximately 15.2% of the issued and outstanding common shares of Calibre.

          On December 22, 2011, the Company acquired 100% of the shares of Auryx Gold Corp. (“Auryx”) by way of plan of arrangement (the “Auryx Arrangement”). Pursuant to the terms of the Auryx Arrangement, on December 22, 2011, Auryx became a wholly-owned subsidiary of the Company and all of the issued and outstanding common shares of Auryx were transferred to the Company in consideration for the issuance by the Company to former shareholders of Auryx of 0.23 of a common share, plus a cash payment of C$0.001, for each Auryx common share held. The Company issued an aggregate of 37,187,002 common shares to the former Auryx shareholders in connection with the Auryx Arrangement. The acquisition by the Company of Auryx added to the Company’s property portfolio a 92% interest in the Otjikoto gold project in Namibia (see “Ojtikoto Property – Namibia” section). In addition, the Company also acquired a 100% interest in two additional mineral properties in Namibia.

          Mining and processing of ore commenced at the Libertad Mine in the fourth quarter of 2009 following the completion of the conversion of the Libertad Mine from a heap leach mine to a conventional milling operation. Ore processing at the Libertad Mine began on December 15, 2009 with the first doré bar produced on January 5, 2010. The Libertad Mine achieved commercial production on February 1, 2010 less than two months after the mill facilities commenced processing ore. The Libertad mill was originally designed to process 3,500 tonnes of ore per day (“t/d”). A second ball mill was installed and commissioned in 2010 and the Company now estimates throughput at the Libertad Mine to be approximately 5,500 t/d.

REVIEW OF FINANCIAL RESULTS

Selected Quarterly Financial and Operating Results:

	Three months ended
	March 31
	(unaudited)
	2012	2011
Gold revenue ($ in thousands)	63,873	53,501
Gold sold (ounces)	37,853	38,754
Average realized gold price ($/ounce)	1,687	1,381
Gold produced (ounces)	34,602	34,733
Cash operating costs ($/ounce gold)	587	531
Total cash costs ($/ounce gold)	680	610
Adjusted net income (1) (2) ($ in thousands)	20,712	17,256
Adjusted earnings per share (1) (2) – basic ($)	0.05	0.05
Adjusted earnings per share (1) (2) – diluted ($)	0.05	0.05
Net income ($ in thousands) (2)	14,546	11,411
Earnings per share (2) – basic ($/share)	0.04	0.03
Earnings per share (2) – diluted ($/share)	0.04	0.03
Cash flows from operating activities ($ in thousands) – before changes in non-cash working capital	27,066	24,765

(1)	Adjusted net income excludes foreign exchange gains and non- cash items consisting of deferred income tax expense and share-based payments expense.
(2)	Attributable to the shareholders of the Company.

First quarter 2012 and 2011

          The Company continued to deliver strong financial and operating performance for the first quarter of 2012 with total gold production ahead of plan and cash operating costs below plan. As a result, the Company maintains its production and cost guidance for 2012. The Company is projecting another record year for gold production in 2012, with consolidated production from the Libertad and Limon Mines in Nicaragua estimated to total approximately 150,000 to 160,000 ounces of gold at a cash operating cost of approximately $590 to $625 per ounce.

          Total gold revenue in the first quarter of 2012 increased by approximately 20% compared with the same quarter of 2011, mainly due to higher realized prices for gold. Gold revenue for the first quarter of 2012 was $63.9 million on sales of 37,853 ounces at an average price of $1,687 per ounce compared to $53.5 million on sales of 38,754 ounces at an average price of $1,381 per ounce in the first quarter of 2011.

          In the first quarter, the Libertad Mine accounted for $44 million (Q1 2011 - $38 million) of gold revenue from the sale of 26,188 ounces (Q1 2011 – 27,549 ounces) while $19.8 million (Q1 2011 - $15.5 million) was contributed by the Limon Mine from the sale of 11,665 ounces (Q1 2011 – 11,205 ounces).

          The Company’s consolidated gold production during the first quarter of 2012 was 34,602 ounces (7% higher than budget of 32,461 ounces) at an operating cash cost of $587 per ounce (12% less than budget of $669 per ounce) compared to 34,733 ounces produced over the same period last year at an operating cash cost of $531 per ounce.

          The Libertad Mine had an excellent first quarter. The Libertad Mine produced 24,246 ounces of gold at an operating cash cost of $498 per ounce compared to budget of 22,223 ounces at an operating cash cost of $605 per ounce. The operating cash cost per ounce was $107 favourable to budget mainly due to gold production exceeding budget by 2,023 ounces or 9% during the period. Also contributing to significantly lower cash costs was a larger than expected credit to operating costs relating to higher silver production and realized silver prices (the silver credit was approximately $0.8 million greater than budget) as well as a lower strip ratio during the quarter. The mill throughput rate in the first quarter of 2012 averaged 5,549 tonnes of ore per day (“t/d”), slightly better than the budget of 5,521 t/d.

          Gold production from Libertad is budgeted to increase quarter over quarter in 2012 as higher grade ore from the new Santa Maria pit enters the mine plan as well as higher grade colluvial material from Jabali (replacing the processing of lower grade spent ore). The permitting of the Jabali deposit is scheduled for completion in the third quarter and open pit mining is scheduled to commence in the fourth quarter of 2012.

          The Limon Mine also performed better than budget in the quarter producing 10,356 ounces at an operating cash cost of $796 per ounce of gold compared to budget of 10,238 ounces at an operating cash cost of $808 per ounce of gold. The favourable cost per ounce result was due to processing more tonnes than budget combined with improved recoveries, partially offset by a slightly lower grade than budget. Gold production at Limon is budgeted to increase during the year and remains on target to produce approximately 48,000 to 50,000 ounces in 2012.

          Cash flow from operating activities (before changes in non-cash working capital) was $27.1 million ($0.07 per share) for the quarter compared with $24.8 million ($0.07 per share) in the first quarter of 2011, representing an increase of 9%. The increase in cash flow reflects the Company’s continued strong operating performance and strength in gold prices, but was partially offset by an accrual for current income taxes of $3.7 million relating to the Nicaraguan operations. Current income tax expense increased by $3.7 million in the quarter as the Company had utilized its Nicaraguan non-capital tax loss carry-forwards in 2011 (previously used to offset Nicaraguan taxable income in the first quarter of 2011). The Company anticipates using its Nicaraguan value-added tax receivables and other tax credits to offset Nicaraguan income taxes. As at March 31, 2012, $13.7 million of the Company’s value-added and other tax receivables were due from the Nicaraguan tax authority.

          The Company remains in a strong financial position with $97.7 million in cash as at March 31, 2012. The Company believes that it will be able to self-finance its planned capital and exploration expenditures for 2012 by using its mine operating cash flows and strong cash position.

          Adjusted net income was $20.7 million ($0.05 per share) compared to $17.3 million ($0.05 per share) in the same period of 2011, an increase of approximately 20% over 2011. Adjusted net income was calculated by excluding a non-cash deferred income tax expense of $2.7 million (Q1 2011 - $6.1 million), non-cash share-based compensation expense of $3.9 million (Q1 2011 - $0.6 million) and foreign exchange gains of $0.4 million (Q1 2011 - $0.8 million).

          For the first quarter of 2012, the Company generated (GAAP) net income of $14.5 million ($0.04 per share) compared to $11.4 million ($0.03 per share) in the equivalent period of 2011, an increase of 27.2% over 2011.

          General and administrative costs decreased by $1.3 million to $4.4 million in the first quarter of 2012 from $5.6 million in the same period of 2011. General and administrative costs relate to the Company’s head office in Vancouver, the Managua office in Nicaragua and administrative costs incurred in Costa Rica. The decrease in general and administrative costs related mainly to cash bonuses paid to senior management at the Vancouver and Managua offices in the comparative quarter.

LIBERTAD MINE – NICARAGUA

	Three months ended
	March 31
	(unaudited)
	2012	2011
Gold revenue ($ in thousands)	44,043	38,028
Gold sold (ounces)	26,188	27,549
Average realized gold price ($/ ounce)	1,682	1,380
Tonnes of ore milled	504,953	508,412
Grade (grams/ tonne)	1.64	1.66
Recovery (%)	91.8	91.1
Gold production (ounces)	24,246	24,614
Cash operating costs ($/ ounce gold)	498	452
Total cash costs ($/ ounce gold)	585	528
Capital expenditures ($ in thousands)	7,108	7,755
Capital expenditures ($ in thousands) – Jabali development	1,515	-
Exploration ($ in thousands) – including Jabali exploration	2,460	1,245

          The Libertad Mine had an excellent first quarter in 2012 with gold production ahead of plan and cash operating costs significantly below plan. The Libertad Mine is projected to produce approximately 102,000 to 110,000 ounces of gold in 2012 (an increase from 2011 production of 99,567 ounces of gold) at an operating cash cost of approximately $550 to $575 per ounce. Cash from mine operations at the Libertad Mine is projected at approximately $100 million (at $1,550 per ounce gold price) in 2012.

          Gold sales from the Libertad Mine totalled 26,188 ounces (Q1 2011 – 27,549 ounces) at an average realized price of $1,682 per ounce (Q1 2011 - $1,380 per ounce), generating quarterly revenue of $44 million (Q1 2011 - $38 million).

          In the first quarter of 2012, the Libertad Mine produced 24,246 ounces of gold at an operating cash cost of $498 per ounce compared to budget of 22,223 ounces at an operating cash cost of $605 per ounce. The favourable variance in gold production was mainly due to gold grade (1.64 grams per tonne ("g/t") compared to budget of 1.52 g/t) and to a lesser extent slightly improved mill tonnage (504,953 tonnes versus 502,389 tonnes budget) and recovery (91.8% versus 90.4% budget). The operating cash cost per ounce was $107 favourable to budget mainly due to gold production exceeding budget by 2,023 ounces or 9% during the period. Also contributing to significantly lower cash costs was a larger than expected credit to operating costs relating to higher silver production and realized silver prices (the silver credit was approximately $0.8 million greater than budget) as well as a lower strip ratio during the quarter. The mill throughput rate in the first quarter of 2012 averaged 5,549 t/d, slightly better than the budget of 5,521 t/d.

          Gold production from Libertad is expected to increase quarter over quarter in 2012 as higher grade ore from the new Santa Maria pit enters the mine plan as well as higher grade colluvial material from Jabali (replacing the processing of lower grade spent ore).

          Capital expenditures in the first quarter of 2012 totalled $8.6 million, of which $1.5 million related to Jabali development, $2.9 million to deferred stripping costs at the Crimea and the new Santa Maria open pits and $2 million for the third lift on the tailings pond. Most of the remaining capital expenditures were for mobile equipment (a replacement pit drill, loader for the stockpile and a fire truck) and construction of a new warehouse facility.

          Jabali development included advancing studies for the Environmental Impact Assessment, to be submitted in the second quarter, and advancing construction of a new haul road from the Jabali central pit area to the Libertad mill. The permitting of the Jabali deposit is scheduled for completion in the third quarter and open pit mining is scheduled to commence in the fourth quarter of 2012. The Company has commenced mining from Jabali, delivering higher grade colluvial material to the Libertad mill along an existing public road that was upgraded.

          On April 5, 2012, the Company announced an update of its mineral resources as at December 31, 2011 for Jabali. Based on the successful 2011 exploration and infill drilling programs, the Company reported an increase in mineral resources at Libertad for the Jabali deposit. The most significant increase is in indicated mineral resources as a result of the conversion of mineral resources from the inferred category due to infill drilling.

          The new mineral resource for the Jabali Antenna and Central zones, is reported within a $1,350 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.70 g/t gold. As a result, the in pit indicated mineral resource is 4.19 million tonnes at a grade of 3.39 g/t gold containing 456,863 ounces of gold and inferred mineral resources is 1.89 million tonnes at a grade of 3.06 g/t gold containing 186,610 ounces of gold.

          This new resource at Jabali not only indicates the potential to significantly increase Libertad’s original seven year mine life but also the potential to deliver higher grade ore to the mill which should result in higher annual gold production and lower operating costs per ounce produced. The Company anticipates that the new indicated resource for the Jabali vein system will be upgraded to reserves upon receipt by the Company of the permit to mine.

          Based on the delivery of the higher grade ore from the Jabali deposit, the Company expects an increase in annual production at Libertad to approximately 135,000 ounces of gold in 2013 and, 150,000 ounces of gold by 2014 (subject to a final mine plan).

          The Company has budgeted sustaining capital costs at Libertad in 2012, totaling approximately $25.6 million. The majority of this capital cost will be expended on pre-stripping at the Santa Maria pit, enlarging existing pits to provide access to additional ore and completing a tailings pond expansion.

          The 2012 budget for the development of the Jabali deposit is approximately $23.9 million. This budget will fund the construction of a haul road for transporting the Jabali deposit ore to the Libertad mill, and for engineering, metallurgical and socio-economic programs.

          At Jabali, the Company plans to expend $4 million to drill 5,500 metres in 2012 to complete infill drilling of the Jabali Antenna Zone and further explore deposits that are open to the east and west.

          An additional $3 million has been budgeted in 2012 to fund further drilling to explore the 20 kilometre long Libertad gold belt.

LIMON MINE – NICARAGUA

	Three months ended
	March 31
	(unaudited)
	2012	2011
Gold revenue ($ in thousands)	19,830	15,473
Gold sold (ounces)	11,665	11,205
Average realized gold price ($/ ounce)	1,700	1,381
Tonnes of ore milled	96,087	88,171
Grade (grams/ tonne)	3.71	4.00
Recovery (%)	90.6	89.6
Gold production (ounces)	10,356	10,119
Cash operating costs ($/ ounce)	796	724
Total cash costs ($/ ounce)	902	810
Capital expenditures ($ in thousands)	7,821	4,360
Exploration ($ in thousands)	1,125	759

          The Limon Mine continued to perform well in the first quarter of 2012. First quarter gold sales from the Limon Mine totalled 11,665 ounces (Q1 2011 – 11,205 ounces) at an average realized price of $1,700 per ounce (Q1 2011 - $1,381 per ounce), generating revenue of $19.8 million (Q1 2011 - $15.5 million).

           In the first quarter of 2012, the Limon Mine processed 96,087 tonnes of ore at an average grade of 3.71 g/t at a processed gold recovery of 90.6% compared to budget of 93,157 tonnes at a grade of 3.80 g/t and a processed gold recovery of 90.0% . Operating cash cost in the quarter was $796 per ounce which was slightly less than budget of $808 per ounce. The favourable cost per ounce result was due to processing more tonnes than budget combined with improved recoveries and partially offset by a slightly lower grade than budget. Gold production was 10,356 ounces compared to budget of 10,238 ounces.

          In the first quarter of 2012, capital expenditures totalled $7.8 million, mainly relating to construction of the second lift on the tailings pond ($5.9 million), deferred underground development ($0.7 million), a new thickener for the mill ($0.4 million), a new mobile crane ($0.3 million) and pre-stripping charges for the Babalonia open pit ($0.3 million).

          The Limon Mine is projected to produce approximately 48,000 to 50,000 ounces of gold in 2012, an increase from 2011 production of 45,037 ounces of gold. Operating cash costs for 2012 are projected at approximately $700 to $725 per ounce of gold.

          Operating cash costs for 2012 are budgeted to be similar to 2011 despite increasing costs for consumables and power. The Limon mine is budgeted to process 408,000 tonnes of ore at an average grade of 4.24 g/t gold. Mill throughput capacity has been budgeted to increase to over 1,100 tonnes of ore per day due to automation improvements made to the mill in 2011.

          In 2012, the Limon Mine is projected to generate approximately $40 million in cash from mine operations (based on a gold price of $1,550 per ounce).

          The Company plans to undertake capital expenditures at the Limon Mine in 2012 totaling approximately $19 million. The majority of this capital expenditure will fund the Santa Pancha underground mine development program, surface mine pre-stripping and tailings pond construction. The underground development work will access deeper ore at the Santa Pancha vein, which should add approximately three years of production. Capital expenditures for 2013 are expected to be lower as the tailings pond work in 2012 will add approximately 5 years to its storage capacity.

          The 2012 exploration budget at the Limon property totals $4.6 million, funding 14,000 metres of drilling to explore numerous open pit and underground targets on the property. The Company’s exploration team believes there is potential to increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially increase annual gold production and reduce operating costs per ounce of gold.

GRAMALOTE PROPERTY – COLOMBIA

          The Gramalote property is located 80 kilometre northeast of Medellin in central Colombia, with AngloGold Ashanti Limited ("AngloGold") as manager and has excellent access and infrastructure. The project is a 49%-51% B2Gold-AngloGold joint venture, and has a 2012 joint venture prefeasibility and exploration budget of $36.9 million (100%). This budget will fund 21,700 metres of diamond drilling for the exploration of additional targets on the property, and infill drilling. In addition, the budget will fund prefeasibility work including additional environmental studies, metallurgical test work and engineering. Each joint venture partner will fund their share of expenditures pro rata. A prefeasibility study is scheduled to be completed in June 2012 and a final feasibility study is planned for the fourth quarter of 2013.

          On April 24, 2012, the Company and AngloGold announced a new JORC and National Instrument 43-101 compliant mineral resource estimate for the Gramalote Central Zone and Trinidad (see “Investing activities, Gramalote development” section). Total measured and indicated resources at Gramalote Central at a 0.25 g/t gold cut-off, within a $1,600 per ounce gold optimised Whittle pit consists of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.5 million troy ounces of gold. The Gramalote Central and Trinidad inferred resource is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold using similar parameters as the measured and indicated resource.

OTJIKOTO PROPERTY – NAMIBIA

          The Otjikoto gold project is located 300 kilometre north of Namibia's capital city of Windhoek between the towns of Otjiwarongo and Otavi. The project benefits significantly from Namibia's well established infrastructure with paved highways, a railway, power grids, and process water all close by. Located in the western part of southern Africa, Namibia is one of the continent's most politically and socially stable jurisdictions.

          The Otjikoto gold project has forecast average annual production of over 100,000 ounces of gold over a ten year life of mine based on a Preliminary Economic Assessment released by Auryx in September 2011.

          On April 5, 2012, the Company announced an update of the Company's Mineral Resources as at December 31, 2011 for the Otjikoto project. Extensive work has been carried out to provide an updated mineral resource estimate. The Company contracted VBKom Consulting Engineers to constrain the new independent mineral resource block model using Whittle pit optimization software based on reasonable parameters for mining and processing provided by the Company. This mineral resource is constrained within an optimized pit shell based on an independent resource model completed in early 2012 under the guidance and supervision of the Company’s personnel. The model is based on a total of 435 diamond drill holes (95,114 metres) and 400 reverse circulation holes (33,146 metres) of which 38,933 metres of drilling in 168 holes, were drilled as part of an in-fill drilling program completed in 2010 and 2011.

          This pit optimization has resulted in an updated indicated mineral resource of 24.93 million tonnes at a grade of 1.74 g/t gold containing 1,392,690 ounces of gold on a 100% basis using a cut-off grade of 0.4 g/t gold. When a cut-off grade of 0.5 g/t gold is used, the Otjikoto project has an updated indicated mineral resource of 21.37 million tonnes at a grade of 1.95 g/t gold containing 1,340,385 ounces of gold on a 100% basis within the optimized pit shell.

          B2Gold, together with Auryx Namibia's experienced staff, is well placed to advance development at the Otjikoto gold project given B2Gold's strong funding capacity and a management team with significant mine development and operating experience.

          An aggressive 2012 feasibility and development budget of $34.6 million has been approved to complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction at the Otjikoto project. Feasibility work will include additional metallurgical drilling and test work, power studies and geohydrology. Included in the budget are costs for site preparation work and construction of a camp at site. Based on current assumptions the Company expects to commence commercial production at Otjikoto in early 2015.

          A further $8.9 million has been budgeted in 2012 for exploration of which $4.3 million relates to 16,150 metres of feasibility study drilling. Another 2,500 metres of drilling will be carried out to explore beyond the current resource at the Otjikoto Project. Regional exploration work will also be conducted on the surrounding area.

BELLAVISTA PROPERTY – COSTA RICA

          The Company continues with site monitoring and maintenance to keep the Bellavista property in full regulatory compliance. Field programs during the first quarter of 2012 focused on the site monitoring plan, and the installation of new drainage channels in the pond area. Monitoring during the 2011 rainy season has seen detectable movement in the slide area and some small landslide activity on the mine site. Monitoring frequency in the slide area was performed weekly through to the end of the year as a precautionary measure. An analysis of these data at year end showed that the movement is minimal and is not of concern. Monitoring to date has not detected any significant environmental issues and the main slide area remains stable. Several areas on the site outside of the main landslide area experienced some ground movement in the rainy season. Plans are in place to repair a small slide near the entrance to the mine. This work will be completed by May 2012.

          Work programs for the potential reopening of the Bellavista Mine continued. These programs are focused on the collection of base line data in the proposed tailings pond area and include investigations of potential pipeline routes between the mine and proposed tailing pond area. The Company has submitted a D1 Report to the National Technical Secretariat of the Environment (“SETENA”) and this report was based on the Conceptual Study for the reopening of the mine. The D1 Report is a formal step to define the terms of reference for obtaining an Industrial Permit for the proposed tailing pond area and gold recovery plant. SETENA has rejected the D1 application, and this decision has been formally appealed. A decision on the appeal remains pending.

          By Statement of Claim dated March 16, 2009, Central Sun commenced a legal proceeding in Ontario (the “Engineering Action”) against several engineering firms and certain individual engineers alleging that the Defendants were negligent and breached their contractual obligations with respect to the siting, design, construction, assessment and monitoring of the Bellavista gold mine in Costa Rica, and that the mine was destroyed by a landslide as a result. As a result of the Defendants’ alleged negligence and/or breach of contract, the Company claims damages. The Engineering Action is still at the pleadings stage. It is anticipated that preliminary motions will be brought by the Defendants to challenge the Ontario court’s jurisdiction. The outcome of this claim is not determinable at this time and no accrual for a contingent gain has been made in the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

          The Company ended the first quarter of 2012 with cash and cash equivalents of $97.7 million compared to cash and cash equivalents of $102.3 million at December 31, 2011 (and $76.8 million at March 31, 2011). Working capital at March 31, 2012 was $118.2 million compared to working capital of $119.2 million at December 31, 2011 (and $89.3 million at March 31, 2011).

          The Company has no debt and no gold hedging. The Company believes that it will be able to self-finance its planned capital and exploration expenditures for 2012 by using its mine operating cash flows and strong cash position. The Company also has $25 million available for draw down under the Credit Facility with Macquarie Bank Limited.

          The Company is projecting another record year for gold production in 2012, with consolidated production from the Libertad and Limon Mines in Nicaragua estimated to total approximately 150,000 to 160,000 ounces of gold at a cash operating cost of approximately $590 to $625 per ounce. The mines are projecting a total of approximately $140 million in cash from mining operations based on a gold price of $1,550 per ounce.

          Annual capital expenditures at the Libertad Mine and Limon Mine for 2012 are budgeted to be approximately $25.6 and $19 million, respectively. The 2012 budget for the development of the Jabali deposit is approximately $23.9 million. In addition, the 2012 exploration budget for Libertad and Limon is $7 million and $4.6 million, respectively.

          At the Otjikoto gold project, the Company has planned an aggressive 2012 feasibility and development budget of $34.6 million to complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction. A further $8.9 million has been budgeted in 2012 for exploration of which $4.3 million relates to feasibility study drilling.

          The Gramalote project has a 2012 joint venture prefeasibility and exploration budget of $36.9 million (100%), of which the Company’s 49% share is $18.1 million. AngloGold, the operator, expects to complete a prefeasibility in June 2012 and a final feasibility study in the fourth quarter of 2013.

          On the Cebollati property, the 2012 exploration program has a budget of $3.4 million which includes approximately 4,000 metres of drilling.

          At the Radius joint venture, an exploration budget of $4.0 million is planned in 2012 to fund 5,000 metres of drilling on the Trebol, San Jose and Pavon targets located along the 6 km northeast trending belt of continuously mineralized volcanic rock.

Operating activities

          Cash flow from operating activities (before non-cash working capital changes) for the first quarter of 2012 was $27.1 million compared to $24.8 million in the same period last year. The increase of 9% was mainly due to higher average realized gold prices, partially offset by an accrual for current income taxes of $3.7 million (Q1 2011 - $nil) relating to its Nicaraguan operations. In 2011, the Company had utilized all of its Nicaraguan non-capital tax loss carry-forwards from previous years and is therefore now subject to current income tax. In Nicaragua, income taxes for the calendar year are due on March 31st of the following year. However, the Company anticipates using its Nicaraguan value-added tax receivables and other tax credits to offset Nicaraguan income taxes. As at March 31, 2012, $13.7 million of the Company’s value-added and other tax receivables were due from the Nicaraguan tax authority.

Financing activities

          The Company received proceeds of $2.9 million (Q1 2011 - $0.9 million) from the exercise of stock options and $0.7 million (Q1 2011 - $nil) from the exercise of warrants in the first quarter of 2012.

Investing activities

          In the first quarter of 2012, capital expenditures on sustaining capital, pre-stripping and development at the Libertad Mine (see “Libertad Mine” section) and the Limon Mine (see “Limon Mine” section) totalled $7.1 million (Q1 2011 - $7.8 million) and $7.8 million (Q1 2011 - $4.4 million), respectively. Jabali development totalled $1.5 million in the quarter (Q1 2011 - $nil). In addition, resource property expenditures on exploration (including feasibility/development work at Otjikoto and Gramalote) totalled approximately $17.1 million (Q1 2011 - $7.3 million), as disclosed in the table below.

	Three months ended
	March 31
	(unaudited)
	2012	2011

	$	$
	(000’s)	(000’s)

Otjikoto development	7,112	-
Gramalote development	3,639	3,377
Libertad Mine, exploration (includes Jabali	2,460	1,245
exploration)
Limon Mine, exploration	1,125	759
Cebollati	818	851
Mocoa	633	48
Radius joint venture	582	405
Calibre joint venture	575	368
Other	143	201

	17,087	7,254

Gramalote development

          On April 24, 2012, the Company and AngloGold announced a new JORC and National Instrument 43-101 compliant mineral resource estimate for the Gramalote Central Zone and Trinidad. Total measured and indicated resources at Gramalote Central at a 0.25 g/t gold cut-off, within a $1,600 per ounce gold optimised Whittle pit consists of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.5 million troy ounces of gold. The Gramalote Central and Trinidad inferred resource is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold using similar parameters as the measured and indicated resource.

          The new Gramalote Central mineral resource estimate is supported by 41,732 metres of diamond drilling in 126 drill holes completed in 2007 to 2011 and 441 metres of sampling from an underground tunnel. A total of 7,019 metres of diamond drilling in 20 holes drilled by the Company in 2008 was used in the Trinidad resource calculation. Average drill hole spacing used in the resource was 25 metres x 25 metres for measured, 50 metres x 50 metres for indicated and 100 metres x 100 metres for inferred.

          Prefeasibility and exploration work recommenced at the Gramalote Project in the second half of 2010 with exploration, infill drilling and metallurgical test sample drilling and preliminary engineering investigations. Highlights from the 2012 and 2011 prefeasibility and exploration work to date on the Gramalote property include positive metallurgical test results showing in excess of 90% recovery and encouraging drill results from Gramalote Central and outside targets indicating the potential for a larger resource. A total of $40 million has been spent and 35,800.52 metres of diamond drilling has been completed in 118 holes since AngloGold became operator in September 2010.

          Exploration drilling has been carried out on five drill targets located within four kilometre of the current Gramalote Central mineral resource including Monjas West, Trinidad South, Monjas East, Limon and Topacio with the aim to add new inferred resources. All of these targets have similar geological, alteration and mineralization characteristics to Gramalote Central. Since October 2010 a total of 16,803.39 metres in 49 drill holes have been completed on the five satellite targets. Results to date clearly indicate the upside potential for more gold mineralization on the large Gramalote property.

          Positive gold intersections have been returned in Monjas West located two kilometre west southwest along strike of Gramalote Central resource. A total of 6,281.49 metres in 17 holes have been drilled at Monjas West with results up to 56.0 metres at 0.94 g/t gold (including 14.0 metres at 1.66 g/t gold and 12.0 metres at 1.45 g/t gold) in hole MW-05, 20.0 metres at 1.88 g/t gold in hole MW-03, 22.0 metres at 0.93 g/t gold in hole MW-04 and 12.0 metres at 1.75g/t gold in hole MW-09.

          The Company and AngloGold are funding pro rata a 2012 joint venture prefeasibility and exploration budget of $36.9 million for the Gramalote property that includes 21,700 metres of diamond drilling for the exploration of additional targets on the property and infill and condemnation drilling. In addition, the budget will fund prefeasibility work including additional environmental studies, metallurgical test work and engineering. A prefeasibility study is scheduled to be completed in June 2012 and a final feasibility study is planned for the fourth quarter of 2013.

Otjikoto development

          The Company has a 2012 feasibility and development budget of $34.6 million to complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction at the Otjikoto project. Feasibility work will include additional metallurgical drilling and test work, power studies, geohydrology, mine planning, engineering design, cost estimating and environmental and social studies. Included in the budget are costs for site preparation work and construction of a camp at site. The budget also contains $5.0 million for cash deposits associated with orders for long lead time items with a goal of commencing mining operations early in 2015. A further $8.9 million has been budgeted in 2012 for exploration, of which $4.3 million relates to 16,150 metres of feasibility study drilling. Another 2,500 metres of drilling will be carried out to explore beyond the current resource at the Otjikoto project.

          For the first quarter of 2012, the Company incurred approximately $7.1 million on the Otjikoto project which included $3.9 million relating to Auryx’s purchase of the farms Felsenquelle and Otjikoto (the “Farms”). On March 10, 2011, Auryx, through one of its subsidiaries, purchased the Farms, on which certain of its exploration licenses are located, for Namibian $59.2 million. Half of the purchase price had been paid on transfer. The remaining balance of approximately $3.9 million was paid on March 9, 2012.

          In the first quarter of 2012, trade-off studies necessary to define the mining process were completed and work ongoing included condemnation drilling, feasibility metallurgical testwork, and geohydrological studies. An Environmental and Social Impact Assessment compliant with Namibian guidelines will be submitted in the third quarter of 2012.

          Costs incurred in the first quarter of 2012 were well below the projected budget due to changes in consultants completing the feasibility and design work, and delays in capital expenditures. It is anticipated that all of these costs will be incurred in the second quarter and that the project will remain on budget.

          Developmental construction activities expected to be completed in 2012 include the relocation of a district road (a permit application has been submitted and approval is pending), clearing and grubbing of the mill site, and initial construction in the camp area. The Company is currently working with NamPower to commence studies for delivering power to the site.

Calibre Joint Venture

          On May 2, 2012, the Company acquired 20 million Units of Calibre Mining Corp. (“Calibre”) at a price of $0.25 per Unit pursuant to a subscription agreement between the parties. Each Unit is comprised of one common share of Calibre and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of Calibre at a price of $0.50 per share for a period of twelve months from the date of issuance. Upon completion of the acquisition, the Company owned 20 million common shares, representing approximately 10.6% of the issued and outstanding common shares of Calibre. Assuming full exercise of the Company’s 10 million warrants, the Company would own 30 million common shares, representing approximately 15.2% of the issued and outstanding common shares of Calibre.

          On April 16, 2012, the Company and Calibre announced further positive drill results at the Primavera Gold and Copper Porphyry joint venture project in the productive Bonanza-Siuna-Rosita mining triangle in the North of Nicaragua.

          Drilling resumed early in 2012 with the deepening of the third hole which was not completed due to the holiday break. In addition to completing the third drill hole (PR-11-003), another seven drill holes totaling 3,199 metres have now been completed and results have been received up to drill hole PR-12-009 and partial results for PR-12-010. Significant intercepts include PR-11-003 at 146.5 metres of 0.65 g/t gold and 0.27% copper, PR-12-005 at 46 metres of 0.48 g/t gold and 0.32% copper and PR-12-008, with 172.35 metres at 0.48 g/t gold and 0.24% copper (including 55.5 metres at 0.67 g/t gold and 0.36% copper).

          The drill program for 2012 has focused on large step outs from the known mineralization intersected in the first three drill holes. The step-outs were located in all directions from the original drill collars. Mineralization and porphyry style alteration remains open to the northeast and southeast and potentially beyond an apparent normal fault, which has displaced the mineralization to the west and northwest. Porphyry mineralization similar to that intersected in the first three holes was intersected to the northwest (PR-12-005) and west (PR-12-008) while propylitic alteration and associated mineralization was encountered to the northeast (PR-12-006 and PR-12-007). Anomalous gold and copper grades are associated with chalcopyrite and bornite sulfide mineralization that occurs as disseminations and within quartz stockworking within volcanic and intrusive lithologies. Drill hole PR-12-010 was collared over 400 metres to the southeast and intersected a polymetallic quartz vein which yielded 15.4 metres of 0.59 g/t gold and 0.43% copper. The vein cut in the drilling can be traced over one kilometre on surface based on soil and rock sampling as well as the presence of old workings. Further drilling will be needed to establish the potential of this structure. Drill hole 11 is ongoing and is located 120 metres east of hole 2. The top 90 metres have intersected mineralization that visually looks similar to hole 2. Assay results are pending for hole 11.

          Exploration going forward will continue with two drills with the focus on infill drilling of the main Primavera zone as well as the testing of additional porphyry and vein targets. Drilling will also test for the displaced mineralization to the west of the main Primavera zone. Detailed mapping and soil sampling will be important to better define potential drill targets. Since access and infrastructure are so favorable at Primavera, the Company expects that the exploration program can progress quickly.

Radius Joint Venture

          On April 9, 2012, the Company and Radius announced that the two companies have entered into a binding letter agreement pursuant to which the Company has agreed, among other things, to acquire a 100% interest in the Trebol and El Pavon gold properties in Nicaragua in consideration of Cdn.$20 million, payable in approximately 4.8 million common shares of B2Gold (at a price per share of Cdn.$4.17 based on the volume weighted average price of B2Gold’s common shares on the Toronto Stock Exchange (“TSX”) for the ten trading days immediately preceding the date of the letter agreement). In addition, the Company has agreed to make contingent payments to Radius of $10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis). Based on a previous joint venture agreement with Radius, the Company had earned a 60% interest in the Trebol and Pavon properties by expending a total of $4 million on exploration, resulting in a 60% - 40% B2Gold – Radius joint venture. In connection with the proposed transaction, the Company and Radius will terminate all other aspects of the existing option and joint venture arrangements entered into between the parties in December 2009 in respect of the Trebol, El Pavon and San Pedro exploration properties. The completion of the transaction is subject to a number of conditions, including the completion by the Company of satisfactory due diligence and execution of a definitive purchase agreement and the approval of all relevant regulatory authorities, including the approval of the TSX for the listing of the common shares of B2Gold to be issued in connection with the transaction.

          The Company and Radius have also agreed to enter into a joint venture agreement on a 60% - 40% basis with respect to each of the San Jose and La Magnolia properties in Nicaragua and continue jointly exploring the properties with the Company and Radius contributing 60% and 40% respectively, of the exploration expenditures of each joint venture.

          The 2012 exploration program budget is to fund 5,000 metres of drilling on the Trebol, San Jose and Pavon targets located along the 6 kilometre northeast trending belt of continuously mineralized volcanic rock.

Cebollati

          On September 16, 2011, the Company announced additional drilling results from the first exploration drill program at its newly discovered Cebollati gold project in Uruguay. The Company is earning an 80% interest in the property.

          Twenty-eight holes totalling 4,036 metres have been completed to September 16, 2011 with new holes following up on the initial drill holes on the property (see B2Gold press release dated June 7, 2011) which confirmed the presence of significant gold bearing replacement style mineralization within multiple zones. Highlights of the new drilling include:

  UC11-019 with 11.15 metres grading 11.59 g/t gold within a broader 23.85 metres interval of mineralization grading 5.69 g/t
  UC11-022 with 7.55 metres grading 5.67 g/t gold; and
  UC11-021 with 16.25 metres grading 1.74 g/t gold

          Recent drilling was concentrated in two areas, Southern and Windmill, with the aim to help in defining the geometry of the previously identified zones and test for multiple zones within the target areas. Tighter spaced drilling confirms the existence of zones of continuous, shallow, mineralization within both the Windmill and Southern zones, which are open along strike and to depth. In conjunction with the trenching each of these zones extends for in excess of 400 metres within a mineralized system which has been defined over greater than 2.2 kilometres in strike length (see B2Gold press release dated November 15, 2010).

          Fifteen holes totalling 2,132 metres have been drilled to date in the Southern zone with the majority of the holes testing the eastern limb of a broad antiformal structure close to the main fold hinge zone within the deformed marble sequence. Broad zones of alteration and mineralization have been intersected within the Southern zone with several shallow easterly dipping high grade shoots now identified, as typified by holes UC11-019 and UC11-022, which intersected 11.15 metres grading 11.59 g/t gold (6.17 g/t gold with assays capped at 25 g/t gold) and 7.55 metres grading 5.67 g/t gold (4.66 g/t gold with assays capped at 25 g/t gold) respectively. These higher grade shoots have been traced for approximately 75 metres down dip, remain open to the north and south but appear to pinch out to the east. In addition to these holes a single hole, UC11-029, tested the western limb of the antiform and intersected narrow, potentially stacked, horizons of replacement mineralization, with the central horizon returning 3.30 metres grading 3.76 g/t gold. Additional holes will follow up on this new area of mineralization at a later date.

          The 2012 exploration program for the Cebollati project has a budget of $3.4 million which includes approximately 4,000 metres of drilling. The drilling program will continue on the Southern and Windmill zones following the successful 2011 exploration drilling program that confirmed the presence of significant gold bearing replacement style mineralization within multiple zones. In addition, the 2012 exploration will continue on regional evaluation and project generation work. The Company intends to release further exploration results from the 2011 drilling program shortly.

CRITICAL ACCOUNTING ESTIMATES

          Full disclosure of the Company’s accounting policies in accordance with IFRS can be found in Notes 2 and 3 of its audited consolidated financial statements as at December 31, 2011. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  Ore reserve and resource estimates;
  Exploration and evaluation expenditures;
  Mine restoration provisions; and
  Deferred income taxes and valuation allowances.

Ore reserve and resource estimates

          Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Exploration and evaluation expenditures

          The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The Company’s cost deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income in the period when the new information becomes available.

Mine restoration provisions

          The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgments and estimates are made when estimating the nature and costs associated with mine restoration provisions. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2018 to 2023. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the mine restoration provisions could materially change from period to period due to changes in the underlying assumptions.

Deferred income taxes and valuation allowances

          The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

          Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

RECENT ACCOUNTING PRONOUNCEMENTS

Adoption of International Financial Reporting Standards (“IFRS”)

          Effective January 1, 2011, the Company prepares its financial statements in accordance with IFRS. This MD&A should be read in conjunction with Note 19 “Transition to International Financial Standards” of the Company’s audited consolidated financial statements for the year ended December 31, 2011.

Financial Instruments: Classification and Measurement – IFRS 9

          This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and de-recognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

Joint Arrangements – IFRS 11

          This standard replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations (the Company presently does not have any joint operations) or joint ventures. Joint venture entities are now accounted for using the equity method.

          Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 “Impairment of Assets”.

          Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 11 to have a material impact on the consolidated financial statements.

Disclosure of Interests in Other Entities – IFRS 12

          This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013. The Company does not expect IFRS 12 to have a material impact on the consolidated financial statements.

Fair value measurement – IFRS 13

          This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard is effective for years beginning on or after January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20

          This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, “Inventories”. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. The Company does not expect IFRIC 20 to have a material impact on the consolidated financial statements as the Company currently applies comparable principles to those found in this interpretation.

RISKS AND UNCERTAINTIES

          The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by the Company. The Company is faced with a number of other risk factors, including these described under the “Risk Factors” section in its Annual Information Form for the year ended December 31, 2011, available under the Company’s profile on SEDAR at www.sedar.com. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

Exploration, Development and Operating Risks

          Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although the Company believes that adequate measures to minimize risk are being taken, milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

          The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining program. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

          There is no certainty that the expenditures made by the Company towards the search for and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Foreign Countries and Mining Risks

          The Company’s production activities are currently conducted in Nicaragua and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, uncertainty as to the outcome of any litigation in foreign jurisdictions, uncertainty as to enforcement of local laws, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation or royalty policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

          The Company has interests in exploration/development properties that are located in developing countries, including Namibia, Nicaragua and Colombia, and the mineral exploration and mining activities of the Company may be affected in varying degrees by political instability and government regulations relating to foreign investment and the mining industry. Changes, if any, in mining or investment policies or shifts in political attitude in Namibia, Nicaragua or Colombia may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

          Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

          The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations.

Property Interests

          The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. No guarantee can be given that the Company will be in a position to comply with all conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed. A number of the Company’s interests are the subject of pending applications to register assignments, extend the term, increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

          The Company is satisfied, based on due diligence conducted by the Company, that its interests in the properties are valid and exist. There can be no assurances, however, that the interests in the Company’s properties are free from defects or that the material contracts between the Company and a foreign government or the entities owned or controlled by it will not be unilaterally altered or revoked. There is no assurance that such rights and title interests will not be revoked or significantly altered to the detriment of the Company. There can be no assurances that the Company's rights and title interests will not be challenged or impugned by third parties. The Company’s interests in properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

          Certain of the Company’s property interests are also the subject of joint ventures that give the Company the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, the Company may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If the Company fails to make the expenditures or fails to maintain the properties in good standing, the Company may lose its right to such properties and forfeit any funds expended to such time.

Commodity Prices

          The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, sales of gold by central banks, forward sales by producers, production, industrial and jewellery demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

          The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

Credit risk

          As at March 31, 2012, $13.7 million of the Company’s value-added and other tax receivables were due from the Nicaraguan tax authority. Nicaraguan tax regulations allow taxpayers to: (a) request that refundable tax credits be used to offset other tax obligations or (b) request a cash refund. The regulations provide a specific process for obtaining approval, including required documentation and other information that needs to be reviewed by the Nicaraguan tax administration. However, the regulations do not provide a specific time frame for the tax administration to complete their approval process. The Company is following the process to request authorization to use excess tax credits to offset other tax obligations. The Company has successfully obtained such type of approvals in the past and the tax administration is currently processing approvals related to outstanding credits of the Company. However, in 2011, the approval process by the tax administration has become less efficient as a result of changes in key personnel (at the tax administration) along with a series of new policies to scrutinize requests for refunds and other mechanisms for compensation of excess credits, delaying the process for the Company to use its tax credits to offset other tax obligations.

Currency Risks

          The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Namibian dollars, Nicaraguan córdobas, and Colombian pesos. As the exchange rates between the Namibian dollar, Nicaraguan córdoba, Colombian peso and Canadian dollar fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%.

Environmental Compliance

          The Company’s operations are subject to local laws and regulations regarding environmental matters, the abstraction of water, and the discharge of mining wastes and materials. Any changes in these laws could affect the Company’s operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm the Company. The Company cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on the Company’s business or financial condition.

          The Company may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. No assurances can be given that such environmental issues will not have a material adverse effect on the Company’s operations in the future. While the Company believes it does not currently have any material environmental obligations, exploration activities may give rise in the future to significant liabilities on the Company’s part to the government and third parties and may require the Company to incur substantial costs of remediation. Additionally, the Company does not maintain insurance against environmental risks. As a result, any claims against the Company may result in liabilities the Company will not be able to afford, resulting in the failure of the Company’s business. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

          Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

INTERNAL CONTROLS

          The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of the Company’s financial statements. There have been no changes in the Company’s internal control over financial reporting in the first quarter of 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

NON-IFRS MEASURES

          Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended
	March 31
	2012	2011
	$	$
	(000’s)	(000’s)

Production costs per consolidated financial statements	22,336	20,540
Royalties and production taxes	3,215	2,739
Inventory sales adjustment	(2,014)	(2,094)
	23,537	21,185

Gold production (in ounces)	34,602	34,733
Total cash costs per ounce of gold production ($/ounce)	680	610

          Total cash costs per ounce is derived from amounts included in the Consolidated Statement of Operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits.

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

	2012	2011	2011	2011	2011	2010	2010	2010

Gold revenue ($ in thousands)	63,873	66,894	50,459	54,498	53,501	47,013	40,191	23,266

Gold sold (ounces)	37,853	39,557	29,672	36,030	38,754	34,039	32,300	19,319

Average realized gold price ($/ ounce)	1,687	1,691	1,701	1,513	1,381	1,381	1,244	1,204

Gold produced (ounces)	34,602	38,808	34,303	36,760	34,733	36,824	30,675	24,924

Cash operating costs ($/ ounce gold)	587	542	529	507	531	535	517	648

Total cash costs ($/ ounce gold)	680	632	620	586	610	609	581	709

Net income (loss) & comprehensive income (loss) for the period (1) ($ in thousands)	14,546	20,837	9,036	15,016	11,411	4,337	28,056	(8,057)

Earnings (loss) per share (1) – basic ($)	0.04	0.06	0.03	0.05	0.03	0.01	0.09	(0.03)

Earnings (loss) per share (1) – diluted ($)	0.04	0.06	0.03	0.05	0.03	0.01	0.09	(0.03)

Cash flows from operating activities ($ in thousands) – before changes in non-cash working capital	27,066	35,361	19,971	28,833	24,765	22,033	13,545	1,069

(1) Attributable to the shareholders of the Company.

OUTLOOK

          B2Gold is off to an excellent start in 2012 as we look to duplicate our operational success from 2011. We will continue to optimize gold production at the two mines, advance the development of the Jabali, Otjikoto and Gramalote development projects, further explore around the mines and our other numerous exploration projects, pursue accretive acquisitions and maintain a strong cash position.

Operations

          Our highly experienced operations team continues to excel with outstanding performance at the Libertad and Limon mines, excellent work on feasibility and development projects, and playing a critical role in the evaluation of acquisition targets.

          B2Gold is projecting another record year for gold production in 2012, with consolidated production from La Libertad and Limon Mines estimated to total approximately 150,000 to 160,000 ounces of gold at a cash operating cost of approximately $590 to $625 per ounce. B2Gold has no debt and is unhedged. Average operating cash costs have been budgeted to be approximately 10% higher in 2012 compared to 2011 mainly due to a short term higher strip ratio at La Libertad and higher consumables and power costs.

          Cash operating costs are expected to improve and production to increase in 2013 over 2012 due to the processing of higher grade ore from the Jabali deposit through La Libertad mill. The Company is projecting gold production to increase to approximately 185,000 ounces in 2013 and 200,000 ounces in 2014, subject to final permitting and mine planning of the Jabali deposits.

La Libertad Mine, Nicaragua

          The Libertad Mine had an excellent first quarter in 2012 producing 24,246 ounces of gold at an operating cash cost of $498 per ounce. Production was ahead of projections and cash operating costs were $107 below budget. In 2012 the Company is projecting production from La Libertad to increase each quarter and total between 102,000 and 110,000 ounces of gold for the year with operating cash costs of between $550 to $575 per ounce.

          In 2011 and 2012 the Company enjoyed continued exploration success on the Jabali zones 12 km east of La Libertad mill on La Libertad property. Our exploration team has now outlined large new resources on the Jabali zones with significantly higher gold grade than is currently being mined and processed at La Libertad.

          The discovery of the higher grade Jabali zones is a great example of the value that effective exploration can create. These higher grade zones located a short truck haul from La Libertad mill will allow us to increase the grade of the mill feed thereby providing significantly more gold annually from the same tonnage of ore. With the commencement of hard rock mining at Jabali in late 2012, subject to a final mine plan and permit, we are projecting La Libertad annual gold production to increase to 135,000 ounces in 2013 and to 150,000 ounces per year commencing in 2014.

          The Jabali zones remain open to the east and west and further drilling is underway on these and other targets on the La Libertad property.

Limon Mine, Nicaragua

          The Limon Mine is projected to produce approximately 48,000 to 50,000 ounces of gold in 2012, an increase from 2011 production of 45,037 ounces of gold. Operating cash costs for 2012 are projected at approximately $700 to $725 per ounce of gold. Similarly to La Libertad we are projecting increased gold production on a quarterly basis throughout the year at the Limon Mine.

          Exploration continues at El Limon with two drill rigs exploring both near surface and underground targets with the goal of increasing the five year mine life and testing higher grade targets.

Health, Safety, Environmental and Corporate Social Responsibility

          In 2012 B2Gold will continue our strong commitment to maintain our high standards of health, safety, environment and corporate social responsibilities. We continue to invest in the communities where we operate with more than $4 million spent on social programs at La Libertad and the Limon communities in 2011. These monies were focused on issues related to public health, education, and development of small business. In 2012, B2Gold has budgeted $8.6 million for support and administration of the Company’s Corporate Social Responsibility Program. This program is implemented in the communities where we work, and at the national level.

          B2Gold manages social responsibilities in the communities where we work through establishment of transparent foundations that include stakeholder participation as a key to developing sustainable projects. Our foundations focus on public health and welfare, education, development of small to medium enterprises and critical areas identified by key members of the local communities.

Development Projects

Otjikoto Project, Namibia

          Late in 2011, the Company completed the acquisition of a 92% interest in the Otjikoto project in Namibia, by completing a business combination with Auryx Gold whereby we acquired all of their shares in exchange for B2Gold shares.

          B2Gold is conducting an aggressive 2012 exploration, feasibility and development program of $43.5 million to further drill test the exploration potential of the property, complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction at the Otjikoto gold project. Based on current projections the Otjikoto gold mine would commence commissioning of the mill in late 2014.

          B2Gold, along with Auryx Namibia's experienced staff, is well placed to advance development at the Otjikoto gold project given B2Gold's strong funding capacity and a management team with significant mine development and operating experience.

          From the successful exploration programs completed by Auryx Gold and their Preliminary Economic Analysis, the Otjikoto mine has the potential to be built as an open pit gold mine capable of producing approximately 100,000 ounces of gold annually with a potential ten year mine life. Our exploration team believes there is also the significant potential to increase current gold resources on the property. Exploration drilling is scheduled to commence in mid-2012. We view this as a highly accretive acquisition based on the resources outlined on the project to date.

Gramalote Property, Colombia (B2Gold 49% / AngloGold Ashanti 51%)

          In April 2012 AngloGold and the Company announced new resource estimates that significantly increased the size of the Gramalote resources. The companies are funding an exploration, feasibility and development budget totaling $36.9 million for 2012 on a pro rata basis. A prefeasibility study is scheduled to be completed in the third quarter of 2012 and a final feasibility study is scheduled to be completed in the fourth quarter of 2013.

          The Company believes the Gramalote project has the potential to become a large scale open pit gold mine producing between 300,000 and 400,000 ounces per year, commencing in 2016.

Other Exploration

          In addition to the exploration programs mentioned above, the Company conducted significant exploration programs on the Calibre Mining and Radius Gold joint venture properties in Nicaragua and the Cebollati property in Uruguay in 2011. Further exploration is ongoing in 2012 with total budgeted expenditures of $31.8 million in four countries.

          B2Gold benefits from a highly experienced and successful exploration team. They continue to succeed in exploration around our mines and generate and explore numerous high quality exploration projects. The Company will continue to fund and support exploration based on the teams proven track record and our strategic belief that exploration success can lead to dramatic growth.

Financial

          Our strong operational performance and solid gold prices enabled B2Gold to finish the first quarter of 2012 with approximately $98 million in the treasury. The Company has no debt and no gold hedging.

          Looking forward, the Company is projecting to generate approximately $140 million in cash from mining operations in 2012 (based on a $1,550 average gold price). Based on current projections, this strong financial position, will allow the Company to continue to advance its development and exploration projects and fund all capital requirements in 2012, while retaining a strong cash balance.

Conclusion

          In conclusion, given our proven technical team; strong operational and financial performance; and high quality development and exploration projects, B2Gold is well positioned to continue our growth as an intermediate gold producer from existing projects. Based on current assumptions the Company is projecting gold production to grow to over 450,000 ounces per year in 2016. With our strong cash position and impressive projected cash from mining operations, we can fund a significant amount of this growth internally. In addition, the Company will continue our successful strategy of growth through accretive acquisitions and exploration success.

OUTSTANDING SHARE DATA

          At May 11, 2012 there were 386,030,328 common shares outstanding. In addition, there were approximately 23.3 million stock options outstanding with exercise prices ranging between Cdn.$0.80 to Cdn.$4.00 per share and approximately 1.4 million share purchase warrants with exercise prices ranging between Cdn.$2.17 to Cdn.$4.34 per share. More information is disclosed in Note 5 of the Company’s March 31, 2012 unaudited interim consolidated financial statements.

CAUTION ON FORWARD-LOOKING INFORMATION

          This Management’s Discussion and Analysis contains forward-looking statements within the meaning of applicable securities laws, which reflect management’s expectations regarding the Company’s future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial) and business prospects (including the timing and development of new deposits and the success of exploration activities) and opportunities. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this Management’s Discussion and Analysis reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward-looking statements. A number of factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements including those listed in the “Risk Factors” section of this management’s discussion and analysis. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause the Company’s actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, shareholders should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this Management’s Discussion and Analysis and, other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

          Additional information on the Company, including its Annual Information Form is available under the Company’s profile on SEDAR at www.sedar.com.